Filed by Decarbonization Plus Acquisition Corporation III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation III

Commission File No.: 001-40284

Date: October 1, 2021

The following is a transcript of Jim Cramer’s interview with Douglas Campbell, Co-Founder and CEO of Solid Power, Inc., on CNBC’s Mad Money on October 1, 2021.

Cramer: The future of the auto industry belongs to electric vehicles. But ever since the SPAC meltdown over this year, investors have shied away from the more speculative EV plays and that may be creating some opportunities. We know the biggest bottle for electric vehicles is the battery. Lithium, too heavy, too weak, most importantly too flammable. Fortunately, there is alternative in the works. Solid State battery technology that’s lighter, cheaper, long lasting and much less likely to catch on fire. Only problem is Wall Street got burned by solid state developers like Quantumscape when they soared to ridiculous levels at the height of the SPAC mania and then collapsed, along with everything else. But now there is a solid state battery play with zero hype that’s called Solid Power that is becoming public with a merger called Decarbonization Plus Acquisition Corp III, I know it’s a mouth full, but the symbol is DCRC, these guys have development with Ford and BMW which suggests this one is legit. And even better when this stock was announced in June the stock briefly jumped from $10 to $13 before sinking back to $10, where it’s right now. So could this be a buying opportunity? Let’s take a closer look with Doug Campbell, the Co-Founder and CEO of Solid Power, to learn more about the business and his vision for the future. Mr. Campbell, welcome to Mad Money.

Campbell: Jim, Thank you for having me, glad to be here.

Cramer: Okay so tell me why is Solid Powers got a different and better approach for the companies that want so much to be EV?

Campbell: Yeah, absolutely. It really is our platform technology which could really plug in any virtually any electrochemistry that a customer requests thereby delivering it on the automotive specification and combining it with technology that’s highly manufacturable, our definition of which is can be produced in a manner that is nearly identical to what is done in today’s factories, so with the value proposition that we can step right into either existing or contemplating gigafactors and switch them over from lithium ion to solid state.

Cramer: Okay, so now full but went to Jim Farley today, who is the CEO of Ford, and said “Why do you like Solid Power?” he told me this, you’re going to translate it for me, he said “We like Solid Power as they have made it through the laboratory phase for themselves as well their process works well with existing lithium ion MCM fashion process so we don’t waste our just announced manufacturing process and facility,” which means what?

Campbell: What that means is they have designed production facilities and constructing those production facility around industry standards and lithium ion that includes an MCM material. That’s pretty much industry standards going into vehicles. The reason Mr. Farley likes Solid Power is we are not rendering any of those investment obsolete. We can leverage those infrastructure investments.

Cramer: Now Quantumscape came on and they have a similar series of sounding things so I want you to tell me where you differ from Quantumscape and why let’s say the performance may be better because of the relations of few adverse.

Campbell: I would say key advantage is industrialization. That we have already achieved industrialization, not that we have an industrialization plan. And to be more specific, literally sitting from 30 feet where I am is our fully operational megawatt hour scale roll to roll production line that mirrors lithium ion production, so we are producing battery at preliminary scale to date.

Cramer: Alright, well here are some things I’m worried about scale. I’m worried about EV fires. You are better or worse than we have right now?

Campbell: Substantially better. So basically in a solid state battery, we have replaced that volatile and flammable liquid and gel polymer electrolyte with a very stable solid ion conducting materials, in our case a sulfate conducting material, such that under stand of use conditions and etcetera, our cells may still fail but in a benign and catastrophic manner so instead of a thermo run away in your hand, you will simply have a dead brick.

Cramer: Wow, okay. Well how about price? Because you know these things need to be able to come down 50% in order to be able to get this thing going? When will you be able to get this thing going and how much can it go down and how much can they go down in weight? Because we know weight and price is an issue.

Campbell: Yes, weight, volume and price. I tell my team here at Solid Power that we are in the business of delivering on dollars per kilowatt hour, let’s never forget that and in our case, solid state is simply a means to get there. The way we deliver on very low dollars for kilowatt hours first of all, taking advantage of being in solid state form, now that we’re inherently safer as well as having far superior high temperature stability in comparison to today’s lithium ion, we believe and our OEM partners believe the design of future EV battery packs incorporating solid state battery would be substantial, things like pat-cooling and a lot of safety features. So that would drive down the cause at the pack level. Looking even further down the field, just this morning we announced a sizable contract from the federal government, specifically from IARPA, and the focus of that work was actually to displace what Jim Farley mentioned, that MMH material, with an extreme low cost conversion. When I say extremely, I mean we could potentially reduce the cost of capotac material by over 90%. There’s no nickel, there’s no cobalt. These are made from earth materials.

Cramer: There is a lot of disappointment and maybe what the disappointment has done is brought down a company like Solid Power whose stocks should be a lot higher. I want to thank Doug Campbell, Co-Founder, Chairman, and CEO of Solid Power. You heard Ford’s endorsement, you do the homework. I think it sounds like a very interesting situation. Thank you so much for coming on “Mad Money,” sir.

Campbell: Thank you, Jim, thank you for having me.

Cramer: Wow, I don’t know, $10 and got the endorsement of Ford, much cheaper, no fire, no real fire worries? I think this one might be for real.

Important Information for Investors and Stockholders

This communication is being made in respect of the proposed transaction involving Decarbonization Plus Acquisition Corporation III (“DCRC”) and Solid Power, Inc. (“Solid Power”). A full description of the terms of the transaction is provided in the registration statement on Form S-4 (File No. 333-258681) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) by DCRC. The Registration Statement includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a preliminary proxy statement with respect to the stockholder meeting of DCRC to vote on the business combination. Additionally, DCRC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of DCRC are urged to read the proxy statement/prospectus, including all amendments and supplements thereto, and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to stockholders of DCRC as of a record date to be established for voting on the proposed business combination. Once available, stockholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Decarbonization Plus Acquisition Corporation III, 2744 Sand Hill Road, Suite 100, Menlo Park, California 94025. The information contained on, or that may be accessed through, the websites referenced herein is not incorporated by reference into, and is not a part of, this filing.

Participants in the Solicitation

DCRC and Solid Power and their respective directors and officers may be deemed participants in the solicitation of proxies of DCRC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of DCRC’s executive officers and directors in the solicitation by reading DCRC’s definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of DCRC’s participants in the solicitation, which may, in some cases, be different than those of DCRC’s stockholders generally, is set forth in the preliminary proxy statement/prospectus relating to the proposed business combination.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of DCRC, Solid Power or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

The information herein includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including DCRC’s or Solid Power’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. All statements, other than statements of present or historical fact included herein, regarding DCRC’s proposed acquisition of Solid Power, DCRC’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, DCRC and Solid Power disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. DCRC and Solid Power caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either DCRC or Solid Power. In addition, DCRC cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against DCRC or Solid Power following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of DCRC, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts DCRC’s or Solid Power’s current plans and operations as a result of the announcement of the transactions; (v) Solid Power’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Solid Power to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Solid Power’s business plan and the timing of expected business milestones, (ix) the effects of competition on Solid Power’s business, (x) supply shortages in the materials necessary for the production of Solid Power’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by DCRC’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Solid Power may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in DCRC’s periodic filings with the SEC, including DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and the Registration Statement filed in connection with the business combination. DCRC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.